EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 and related prospectus, of our report dated February 21, 2023 (which report includes an explanatory paragraph relating to the existence of substantial doubt about the Company’s ability to continue as a going concern), with respect to the financial statements, before the effects of the adjustments to retrospectively apply the reverse stock split described in Note 1, of Dermata Therapeutics, Inc. as of and for the year ended December 31, 2022, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and to the reference to us under the heading “Experts” in the prospectus which is part of this Registration Statement.

/s/ CBIZ CPAs P.C. 1

San Diego, California

September 19, 2024

1 In certain jurisdictions, CBIZ CPAs P.C. operates under its previous name, Mayer Hoffman McCann P.C.